Stream Communications Network & Media Inc.

Commerce Place, PO Box 20, 1020-400 Burrard Street, Vancouver, B.C. Canada V6C 3A6

tel. 604 669 2826  fax 604 669 2836  toll free 1 800 704 9649  www.streamcn.com  office@streamcn.com

September 6, 2005

Nicole Holden

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. , 20549-0405

Dear Madam,

Re: Stream Communications Network & Media Inc. - Form 20-F/A for the fiscal year ended December 31, 2004 and Form 6-K for the fiscal quarter ended March 31, 2005

We must apologize for not responding sooner. Recently some personnel changes have caused a delay in our operating routine. These changes are now complete.  Please find below a response to your questions concerning our Form 20-F filing for the year ended December 31, 2004 and the Form 6-K filing for the fiscal quarter ended March 31, 2005.

Financial Highlights, page 2

1.

We will change our Form 20-F to reflect:

Year ended December 31, 2002
Net income (loss) from continuing operations
Canadian GAAP	(3,626,325)
US GAAP	(3,051,713)

Wherein foreign exchange income for the year ended December 31, 2002 is part of comprehensive income under US GAAP.

Liquidity, Capital Resources and Subsequent Events, page 27

2.

Our specific plan to mitigate our working capital deficiency was to do an equity financing.  Our business model was and still is to make acquisitions of cable TV subscribers in Poland. We did not specifically identify our working capital issue as a target issue, but we planned to do a substantial enough financing to cover working capital deficiencies and acquisitions. We do not have substantial financing offers at this time. (Meaning the date of the 20-F)

The ability of the Company to raise the capital needed and desired is not known. The auditors have indicated that there is no assurance that the Company will be successful in raising adequate financing and continue as a going concern and that the values used in the financial statements are based on the assumption of the Company continues as a going concern.

The Company has been able to raise equity money in the past, of which the majority has been spent on acquisitions. During the past three years, the Company has raised some $10.8 million of which $9.6 was invested into the acquisition of cable TV subscribers. This has left the Company with a negative working capital position of $2.8 million and some $4.2 million in debt to a former related party. It may be possible to convert some of the debt into equity shares, but no arrangements have been made.

If the Company cannot raise the necessary capital it may have to sell some of its cable assets. The viability of the Company is based on its cable assets and the revenue from operations. The Company has excess capacity put in place to handle additional subscribers and would have to reduce this and other costs in head office to reduce expense to try to find a profitable operating level. This may be impossible and the Company may be forced to liquidate if funding or profitability cannot be found.

Contractual Obligations, page 28

3.

	Total	Current	Long-term
Bank loan	$ 729,275.44	$ 64,512.00	$ 664,763.44
(Finance) Lease contracts	186,961.05	37,017.50	149,943.55
	$ 916,236.49	$ 101,529.50	$ 814,706.99

Disclosures Controls and Procedures, page 44

4.

We will change our disclosure in our Form 20-F to read:

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in the reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

5. and 6.

We will change our disclosure in our Form 20-F to read:

Although our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Our disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching our control objectives.

7.

No material changes in internal control, and no changes in internal control causing any material effect

Financial Statements – Consolidated Statements of Operations & Deficit

8.

The term “Loss before undernoted items” is not expressly prohibited by Section 1400 of the CICA Handbook. The British Columbia Securities Commission, our primary regulator, has indicated terms by which non-GAAP financial measures are identified include “pro forma earnings”, “operating earnings”, “cash earnings”, “free cash flow”, “distributable cash”, “EBITDA”, “adjusted earnings”, and “earnings before one-time charges”. These terms lack standard, agreed upon meanings and each may be used differently by different companies and even by the same company from period to period. In addition, calculations such as return on assets which use an asset base or net income that differs from amounts in the GAAP financial statements are non-GAAP financial measures. We do not consider the term “Loss before undernoted items” to have any special meaning in the industry. We have separated amortization expense to show the total amortization and the components of property, plant and equipment and the intangibles to present the reader with this combined information. If we had included the amortization above then we can only show the combined cost or the individual cost.

Note 2.  Acquisitions, intangible assets and goodwill

9.

The cable TV licences pertain to rights granted to Stream in 2000 to utilize some networks and software on an unlimited basis. Although these rights have no termination  date, their usefulness may be limited in the future. We intend to write these costs off at the end of 2005.

Note 12. Capital Stock

10.

We issued 3 million shares pursuant to the security for a loan from Quest Capital Corp., that upon repayment will be returned to treasury. The other 3 million shares are not tied to the loan. They were issued separately in consideration for content services we are developing. We anticipate generating income from content services in 2006. The cost of these services was written off as expense in the period they were issued, as income will be generated in a future period.

11.

Under Canadian GAAP the Accounting Standards Board (AcSB) of the Canadian Institute of Charted Accountants (CICA) had approved amendments to Section 3870 that require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004 (January 1, 2005 for non-public enterprises.) In September 2003, the AcSB released revised transitional provisions for Section 3870 to provide the same alternative methods of transition as is provided in the US for voluntary adoption of the fair value based method of accounting. The AcSB agreed that share-based transactions should be measured on a fair value basis, and also agreed to amend Section 3870 to require that all transactions whereby goods and services are received in exchange for stock-based compensation and other payments result in expenses that should be recognized in financial statements.

Under note 12 (b) we indicate the parameters of the calculation under a Black-Scholes model of the two stock option grants. The reference to “average fair value” simply means that the fair value for each option was measured and that the result of all of the options is referred to the average fair value.

The US comparable treatment under FSAS 123 and EIT 96-18 is referenced in note 20 (b). The calculation under Canadian GAAP and US GAAP is the same.

Other Matters

We acknowledge that:

a)

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

b)

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action to the filing; and

c)

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Casey Forward

CFO, Director